Exhibit 99.2
Gogoro Inc. Announces Retirement of Chief Financial Officer and Appointment of Principal Financial Officer

TAIPEI, Taiwan — August 24, 2026 — Gogoro Inc. (Nasdaq: GGR) (the “Company”), a global technology leader in battery-swapping ecosystems, today announced that Mr. Bruce Aitken will retire from his position as Chief Financial Officer of the Company, effective September 1, 2026.

Mr. Bruce Aitken has served as Gogoro’s Chief Financial Officer for more than eight years and has played an instrumental role in supporting the Company’s growth, financial transformation, and successful transition into a U.S. publicly listed company.

Mr. Aitken has decided to retire from his executive role and begin a new chapter in his life by relocating to Scotland. The Company sincerely appreciates Bruce’s steadfast commitment, leadership, and numerous contributions to Gogoro.

Mr. Bruce Aitken stated, “This was a difficult decision for me and my family. It has been an honor to be part of Gogoro’s mission and journey over the past eight years. My time at Gogoro has been personally meaningful and impactful and I am deeply grateful for the opportunity to work alongside such a talented and dedicated team.

Together, we have built a strong organization, navigated significant milestones, and advanced Gogoro’s vision of transforming urban mobility. I am proud of what the entire Gogoro team has accomplished and remain confident in Gogoro’s future. My retirement was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the Company’s operations, policies, or practice of the Company. I would like to thank Henry, the Board of Directors, my colleagues, and the entire Gogoro team for their trust, support, and partnership. I wish Gogoro continued success as it enters its next chapter.”

Mr. Henry Chiang, Chief Executive Officer of Gogoro, stated, “On behalf of the entire Gogoro team, I would like to express my deepest appreciation to Bruce for his exceptional leadership, unwavering commitment, and significant contributions over the past eight years. Bruce believed in Gogoro’s vision and mission and dedicated his talents and experience to building an innovative company that is transforming the future of urban mobility.

Appointment of Principal Financial Officer

The Company also announced the appointment of Mr. Jacky Lee as its Principal Financial Officer, effective August 21, 2026.

Mr. Lee brings extensive financial, accounting, and operational leadership experience spanning public accounting, corporate finance, and business operations. He holds a Certified Public Accountant (“CPA”) license in Taiwan. Prior to joining Gogoro, Mr. Lee spent almost 20 years at Deloitte as an auditor, advising public and multinational companies on financial reporting, accounting matters, internal controls, and corporate governance.

Exhibit 99.2

Following his tenure at Deloitte, Mr. Lee served in various senior executive roles, including Vice President positions, at Ruentex (“RT”), one of the largest conglomerates in Taiwan, with diversified operations across retail, construction, insurance, biomedical, and other industries. Through these leadership roles, Mr. Lee gained extensive operational experience and a broad understanding of managing complex businesses and organizations.

Mr. Henry Chiang, Chief Executive Officer of Gogoro, stated, “We are pleased to welcome Jacky to Gogoro as our Principal Financial Officer. Jacky brings a unique combination of deep public accounting expertise, strong financial leadership, and extensive operational experience from his years at Deloitte and RT. His experience advising complex organizations and leading businesses across diverse industries will be highly valuable as Gogoro continues to strengthen its financial discipline, operational execution, and long-term growth strategy.

As Principal Financial Officer, Mr. Lee will oversee Gogoro’s accounting, financial and external reporting functions and support management and the Audit Committee on financial reporting and related corporate governance matters. We believe Jacky’s proven leadership, broad business perspective, and commitment to excellence will make him well-positioned to serve as Principal Financial Officer and support Gogoro’s continued growth, financial discipline, and strategic initiatives.”

About Gogoro

Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 900 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements regarding the transition of the Gogoro’s principal financial officer function, including the timing and anticipated effects of Mr. Aitken’s retirement and Mr. Lee’s appointment; Gogoro’s ability to

Exhibit 99.2
strengthen its financial discipline, operational execution, and long-term growth strategy; Gogoro’s future plans and growth strategy; and statements by Gogoro's chief executive officer and current and future chief financial officer. Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to Gogoro incurring operating losses historically and expecting to incur significant expenses and continuing losses; Gogoro's declining cash position, dependence on a director associated with its largest shareholder to procure equity financing and ability to raise additional funds; future operating and financial results being subject to significant uncertainty; Gogoro not being able to execute on its strategy; challenges associated with strategic collaborations or alliances; Gogoro's failure to execute its growth strategy or manage growth effectively; Gogoro's failure to develop new products or technologies; Gogoro's failure to manage its supply chain; delays in launching the production of Gogoro's products and features; Gogoro's exposure to fluctuations in currency exchange rates; Gogoro facing strong competition; changes to fuel economy standards or the success of alternative fuels; Gogoro's dependence on the rapid adoption of and demand for ePTWs and battery swapping services; rapid technological change in the ePTW market; the timely release of new products by Gogoro; Gogoro's ability to protect its technology and intellectual property; risks related to maintaining and expanding Gogoro's international operations; macroeconomic factors including inflation and consumer confidence; and risks related to the Taiwan scooter market. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2025, which was filed on March 31, 2026 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com